UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ENDWAVE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A 20 6

(CUSIP Number)

John H. Mullan

Northrop Grumman Corporation

1840 Century Park East

Los Angeles, CA 90067

(310) 553-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264A 20 6	Page 2 of 7

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Corporation; I.D. No. 95-4840775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,073,312 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 2,073,312 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6	Page 3 of 7

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.); I.D. No. 34-0575430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,073,312 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 2,073,312 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6	Page 4 of 7

SCHEDULE 13D

This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D/A (this “Statement”) is being filed to amend the information in the Reporting Persons’ original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, and to amend information under Items 4 and 5, filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2003, March 29, 2005, July 14, 2005, and July 18, 2005, respectively.

Item 4. Purpose of Transaction

On July 18, 2005, the Reporting Persons sold 1,174,733 shares of Endwave Common Stock under Rule 144 promulgated pursuant to the Securities Act of 1933.

Item 5. Interest in Securities of the Issuer

The Reporting Persons expressly disclaim that they have agreed to act as a group. The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are the beneficial owners of any shares of Endwave Common Stock in which such Reporting Persons do not have any pecuniary interest.

a)	The Reporting Persons beneficially own 2,073,312 shares of Endwave Common Stock, representing 19.5% of shares of Endwave Common Stock reported to be outstanding as of May 6, 2005. There were 10,639,584 shares of Endwave Common Stock outstanding as of May 6, 2005, based on information provided in Endwave’s Quarterly Report on Form 10-Q filed May 13, 2005.

b)	As of the date of this Statement, NGS&MS has the direct power to vote and direct the disposition of the 2,073,312 shares of Endwave Common Stock held by it. As the sole parent of NGS&MS, Northrop Grumman has the indirect power to vote and dispose of the Endwave Common Stock held by NGS&MS.

c)	Since the most recent filing on Schedule 13D on July 18, 2005, NGS&MS effected the following sales of Endwave’s Common Stock under Rule 144 promulgated pursuant to the Securities Act of 1933:

July 18, 2005:

Amount of Securities	Price Per Share ($)
921,565	40.00
6,100	40.20
1,000	40.21
200	40.22
900	40.23
1,400	40.24
2,825	40.25
200	40.26
500	40.27
100	40.28
1,000	40.29
50	40.30
100	40.31
1,500	40.32
3,000	40.33
1,000	40.34
100	40.35
2,500	40.36
1,500	40.37
1,200	40.38
100	40.39
1,350	40.40
6,700	40.41
600	40.42
700	40.43
3,700	40.44
200	40.45
1,000	40.46
100	40.47
100	40.48
16,000	40.50
700	40.51
400	40.52
200	40.53
100	40.54
800	40.55
100	40.56
1,000	40.57
1,200	40.58
1,000	40.60
100	40.63
100	40.64
300	40.76
100	40.84
500	40.85
400	40.86
200	40.87
1,400	40.88
200	40.89
3,375	40.90
300	40.92
2,000	40.95
200	41.00
500	41.01
200	41.02
100	41.10
1,500	41.11
500	41.12
500	41.13
800	41.16
4,500	41.19
100	41.20
300	41.25
100	41.37
100	41.39
1	41.40
1,000	41.52
1,900	41.53
200	41.54
2,500	41.55
600	41.56
200	41.57
550	41.58
300	41.60
1,000	41.63
100	41.72
500	41.75
2,400	41.78
100	41.80
500	41.83
200	41.85

CUSIP No. 29264A 20 6	Page 5 of 7

SCHEDULE 13D

July 18, 2005 (continued)

Amount of Securities	Price Per Share ($)
400	41.86
400	41.87
100	41.89
11,200	41.96
100	41.97
1,100	41.98
1,000	42.00
750	42.01
1,100	42.03
1,100	42.04
1,790	42.05
400	42.06
300	42.07
100	42.08
100	42.09
300	42.10
100	42.13
600	42.14
250	42.15
300	42.16
2,400	42.17
100	42.18
1,100	42.20
400	42.28
1,300	42.30
600	42.33
100	42.35
12,400	42.38
200	42.39
100	42.40
1,000	42.43
100	42.48
2,600	42.49
500	42.51
200	42.53
550	42.54
500	42.55
1,900	42.56
300	42.57
200	42.59
600	42.60
800	42.61
2,800	42.62
200	42.63
200	42.64
3,100	42.66
600	42.67
1,200	42.69
10,300	42.70
100	42.80
6,547	42.81
100	42.82
200	42.84
350	42.85
700	42.88
25,000	42.90
900	42.91
300	42.93
200	42.95
200	42.98
200	42.99
2,000	43.00
100	43.01
200	43.02
400	43.03
200	43.04
3,800	43.06
100	43.08
100	48.50
100	48.51
100	48.55
200	48.56
557	48.59
200	48.60
790	48.65
100	48.66
400	48.70
200	48.71
1,180	48.80
200	48.81
25	48.85
100	48.88
100	48.90
200	48.91

CUSIP No. 29264A 20 6	Page 6 of 7

SCHEDULE 13D

July 18, 2005 (continued)

Amount of Securities	Price Per Share ($)
12,345	49.00
100	49.03
100	49.04
140	49.05
500	49.07
2,250	49.10
300	49.13
100	49.14
610	49.15
300	49.18
100	49.19
4,250	49.20
600	49.21
1,200	49.25
150	49.26
5,300	49.50
100	49.51
300	49.52
500	49.55
3,351	49.56
1,900	49.57
2,100	49.58
2,000	49.60
200	49.61
500	49.62
100	49.63
200	49.65
55	49.66
200	49.69
4,577	49.80
100	49.81
500	49.82
300	49.85
100	49.91
100	49.93
1,000	49.98
359	52.85
420	52.95
221	52.96

CUSIP No. 29264A 20 6	Page 7 of 7

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2005	NORTHROP GRUMMAN CORPORATION

	By:	/s/ Mark Rabinowitz
Mark Rabinowitz
Assistant Treasurer

Dated: July 20, 2005	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

	By:	/s/ Mark Rabinowitz
Mark Rabinowitz
Assistant Treasurer